Exhibit 99.46

NEWTON ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

Notice of No Auditor Review

These unaudited interim financial statements of Newton Energy Corporation (the “Corporation”) have not been reviewed by the auditors of the Corporation. This notice is being provided in accordance with Section 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations.

NEWTON ENERGY CORPORATION

Interim Statements of Financial Position As at June 30, 2020

(Unaudited – Expressed in Canadian Dollars)

	June 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	472,456	533,576
GST receivable	1,379	2,260
Prepaid expenses and deposits	5,426	6,483
Total Assets	479,261	542,319
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	21,676	25,101
Total Liabilities	21,676	25,101
Shareholders’ Equity
Share capital	6,414,127	6,414,127
Reserves	989,124	989,124
Deficit	(6,945,666)	(6,886,033)
Total Equity	457,585	517,218
Total Liabilities and Equity	479,261	542,319

See accompanying notes to the financial statements

Nature and continuance of operations (Note 1)

Basis of Preparation (Note 2)

Approved by the Board of Directors and authorized for issue on August 27, 2020.

“Gino DeMichele”	“Fram Moos”
Gino DeMichele, Director	Fram Moos, Director

NEWTON ENERGY CORPORATION

Interim Statements of Loss and Comprehensive Loss

For the six months period ended of June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$
Operating costs and expenses
Accounting and legal	8,894	6,992	13,718	8,681
Advertising and promotion	-	165	-	1,855
Consulting and directors’ fees	14,000	12,500	26,000	18,500
Insurance	2,035	1,850	3,947	3,592
Office and miscellaneous	4,060	3,477	8,293	4,045
Share-based payments	-	80,160	-	80,160
Travel and business development	-	7,344	-	16,145
Regulatory and filing fees	4,886	4,944	7,675	8,230
Loss before other item	(33,875)	(117,432)	(59,633)	(141,208)
Interest income	-	4	-	4
Net and comprehensive loss for the
period	(33,875)	(117,428)	(59,633)	(141,204)
Weighted average of common shares
outstanding	6,361,047	6,361,047	6,361,047	6,361,047
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.02)

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Interim Statements of Changes in Equity

(Unaudited – Expressed in Canadian Dollars)

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
		$	$	$	$
Balance at January 1, 2019	6,361,047	6,414,127	902,030	(6,646,290)	669,867
Comprehensive loss for the period	-	-	-	(141,204)	(141,204)
Share-based payments	-	-	80,160	-	80,160
Balance at June 30, 2019	6,361,047	6,414,127	982,190	(6,787,494)	608,823

Balance at January 1, 2020	6,361,047	6,414,127	989,124	(6,886,033)	517,218
Comprehensive loss for the period	-	-	-	(59,633)	(59,633)
Balance at June 30, 2020	6,361,047	6,414,127	989,124	(6,945,666)	457,585

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION Interim Statements of Cash Flows (Unaudited – Expressed in Canadian Dollars)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Cash provided by (used for)	$	$
Operating activities
Net loss for the period	(59,633)	(141,204)
Items not involving the use of cash:
Share-based payments	-	80,160
	(59,633)	(61,044)
Change in non-cash working capital:
GST receivable	881	2,618
Prepaid expenses and deposits	1,057	(2,808)
Accounts payable and accrued liabilities	(3,425)	(15,160)
	(61,120)	(76,394)
Decrease in cash	(61,120)	(76,394)
Cash, beginning of the period	533,576	692,858
Cash, end of the period	472,456	616,464
Supplementary cash flow information
Interest received	-	4

See accompanying notes to financial statements

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019 (Unaudited – Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Newton Energy Corporation (“Newton”, the “Corporation” or the “Company”) is domiciled and incorporated in Canada. The Corporation’s financial year-end is December 31. The address of the Corporation’s registered office is 1600, 333 - 7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on the NEX of the TSX Venture Exchange under the symbol “NTN”.

The Corporation is currently inactive and is looking for a suitable acquisition to begin operations. The Company is seeking acquisitions or opportunities and is currently evaluating acquisition targets. To date, the Corporation has not generated revenues from operations.

These interim financial statements were approved and authorized for issuance by the Board of Directors on August 27, 2020.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting. These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Corporation’s audited annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS.

These interim financial statements were prepared on the basis that the Corporation will continue to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Newton has no operating revenues, working capital of $457,585 as at June 30, 2020, a net loss of $59,633 and negative cash flow from operating activities of $61,120 for the six month period ended June 30, 2020.

The Corporation’s continuing operations as intended is dependent upon its ability to raise sufficient funds in order to finance any acquisition and administrative expenses. The Corporation has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Corporation’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. If successful, the Corporation would obtain additional financing through, but not limited to, the issuance of additional equity.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been used in the preparation of these interim financial statements are summarized in the audited financial statements of the Corporation for the year ended December 31, 2019. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019.

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019 (Unaudited – Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, continued

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Corporation’s interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The most significant judgement applying to the Corporation’s financial statements is the assessment of the Corporation’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

b)	New accounting standards and recent pronouncements

The Company does not expect that the changes to IFRS that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations of financial positions.

4.	SHARE CAPITAL

a)	Authorized

Unlimited number of common voting shares

Unlimited number of preferred shares issuable in series

b)	Issued and outstanding Common Shares

	Number of
	Shares	Amount
Issued and outstanding as at December 31, 2018	6,361,047	$6,414,127
Issued and outstanding as at June 30, 2020 and
December 31, 2019	6,361,047	$6,414,127

c)	Share-based Compensation

Reserves	$
Balance at December 31, 2019	989,124
Options granted to directors, officers and consultants during the period	-
Balance at June 30, 2020	989,124

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019 (Unaudited – Expressed in Canadian Dollars)

4.	SHARE CAPITAL, continued

d)	Stock Option Plan

The Corporation’s Stock Option Plan, approved on September 7, 2016 at a Special Annual General Meeting of shareholders, provides for issuance of stock options to directors, officers, employees and consultants. The options can be granted for a maximum length of five years and vesting terms are at the discretion of the Board of Directors.

The continuity of stock options is as follows:

	2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	633,121	0.28	233,131	0.37
Granted	-	-	400,000	0.22
Expired	37,500	1.00
Balance, end of the year	595,621	0.23	633,121	0.28

As at June 30, 2020, the Corporation had stock options issued to directors, officers, employee and consultants of the Corporation outstanding as follows:

	Number of Options	Exercise Price	Expiry Date
January 4, 2018	195,621	$0.25	January 4, 2023
May 10, 2019	400,000	$0.22	May 10, 2024
Total	595,621

5.	RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team):

Expense by nature	June 30, 2020	June 30, 2019
	$	$
Directors’ fees	2,000	2,500
Legal fees	11,618	4,681
Consulting fees	24,000	16,000
Total	37,618	23,181

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. Other than as described above, the Corporation has not acquired any assets or services or provided any assets or services in any transaction with any non-arm’s length party within the six month periods ended June 30, 2020 and 2019.

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019 (Unaudited – Expressed in Canadian Dollars)

6.	FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of cash and trade and other payables which will result in future cash outlays. In management’s opinion, carrying amounts approximate fair values due to the short-term maturities of these items.

The Corporation classifies the fair value of these financial instruments accordingly to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash is classified under Level 1.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly (i.e. as prices) or indirectly (i.e. derived from prices) as of the reporting date. The Corporation does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. The Corporation does not have any financial instruments under Level 3.

The Corporation has exposure to the following risks:

a)	Credit risk

Management believes that the Corporation is not exposed to any significant credit risk on its financial assets. Cash includes money market accounts for which management believes the risk of loss to be remote. As at June 30, 2020 and December 31, 2019, the Corporation had no financial assets that were either past due or impaired.

b)	Liquidity risk

The Corporation manages the risk of not meeting its financial obligations as they come due through management of its capital, annual budgeting of its expenditures and cash flows, and cash flow forecasting.

c)	Market risk

i)	Interest rate risk

The Corporation has cash balances and non-interest bearing obligations. The Corporation manages its exposure to interest rate risk through fixed rate investments with no early withdrawal penalties. It is the Corporation’s policy to invest its cash reserves in low risk investments in either short term deposits in primary Canadian banking institutions or overnight money market accounts. The Corporation monitors interest rate markets to ensure that appropriate steps can be taken considering interest rate volatility.

ii)	Foreign currency risk

The Corporation’s functional and reporting currency is the Canadian dollar as expenditures and costs are made in Canada. The Corporation does not hedge foreign currency transactions.

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019 (Unaudited – Expressed in Canadian Dollars)

7.	CAPITAL MANAGEMENT

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation in order to support any acquisition or merger with potential candidates and to maintain the Corporation in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the Corporation. The Corporation has no debt and is not subject to externally imposed capital requirements. There were no changes in the Corporation’s management of capital during the period ended June 30, 2020.

The Corporation may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at June 30, 2020, the Corporation has total capital of $457,585 (December 31, 2019,

$517,218).

8.	LOSS PER SHARE

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated to reflect the dilutive effect of stock options outstanding. Loss per share is calculated as follows:

	Weighted average		Loss per share –
	number of shares	Net loss	basic and diluted
Three months ended
June 30, 2020	6,361,047	(33,875)	(0.01)
Three months ended
June 30, 2019	6,361,047	(117,428)	(0.02)
Six months ended
June 30, 2020	6,361,047	(59,633)	(0.01)
Six months ended
June 30, 2019	6,361,047	(141,204)	(0.02)

Outstanding options were anti-dilutive instruments for the six months ended June 30, 2020 and 2019 because the Corporation realized a net loss.

9.	AGREEMENT WITH FIELD TRIP PSYCHEDELICS INC.

On August 21, 2020, Newton entered into a definitive agreement dated August 21, 2020 with Field Trip Psychedelics Inc. (“Field Trip”), a North American mental health and wellness company with ground-breaking work in psychedelics and psychedelic therapies, to complete a going-public transaction in Canada for Field Trip and the listing for trading of the securities of the resulting issuer on the Canadian Securities Exchange.